United States
                   Securities and Exchange Commission
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

                   TV Communications Network, Inc.
                          (Name of Issuer)

                                Common
                    (Title of Class of Securities)

                              873063309
                            (CUSIP Number)

Bradford J. Lam, TV Communications Network, Inc., 10020 E. Girard Ave., Suite 300, Denver, CO 80231, (303)751-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 873063309                                 Page Two of Seven Pages.

1.	Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (Entities Only)

  	Omar A. Duwaik

2.	Check the Appropriate Box if a member of a Group*

   (a)   [_]
   (b)   [X]

3.	SEC Use Only


4.	Source of Funds.*  	PF / Personal Funds

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2 (d) or 2 (E).   [_].

6.	Citizenship or Place of Organization.   United States of America.

Number of 		               	7.	Sole Voting Power.   39,926,257.  58.3%
Shares
Beneficially 		            	8.	Shared Voting Power.  64,912,382. 94.8%
Owned
By Each                  			9.	Sole Dispositive Power. 39,926,257.  58.3%
Reporting Person
With			                    10.	Shared Dispositive Power.  63,962,149.
				                                                       93.4%
11.	Aggregate Amount Beneficially Owned By Each Reporting Person.

          64,912,382.  94.8%

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares.*  _________.

13.	Percent of Class Represented By Amount in Row (11).   	94.8%.

14.	Type of Reporting Person.*   IN / Individual.




*See Instructions Before Filling Out!

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common stock of TV Communications Network, Inc. ("TVCN"). TVCN is located at 10020 E. Girard Ave. Suite 300, Denver, CO 80231. Its principal executive officers are Mr. Omar A. Duwaik, President and Chief Executive Officer, and Kenneth Roznoy, Vice President.

Item 2.	Identity and Background.

This statement is filed on behalf of Mr. Omar A. Duwaik, a natural person whose business address is 10020 E. Girard Ave., Suite 300, Denver, CO 80231. Mr. Duwaik is the President and Chief Executive Officer of TV Communications
Network, Inc.   He also serves as its Chairman of the Board of Directors.  Mr.
Duwaik has not been the subject of any criminal proceeding resulting in his conviction in the previous five years from the date of this statement.

During the previous five years, Mr. Duwaik has not been a party to any civil proceeding of a judicial or administrative body with said proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Duwaik has used and will continue to use his personal funds to purchase the Common stock of TVCN. All purchases have been made in the open market at market prices. Mr. Duwaik has expended approximately $128,700.00 to date making these purchases. Prospectively, Mr. Duwaik intends to apply the sum of $ 100,000.00 to make additional purchases of TVCN stock in the open market. Mr. Duwaik will use personal funds to make these purchases.

No loans have been made to Mr. Duwaik to secure the funds used or to be used in the purchases described. Mr. Duwaik has no arrangements with any other person or entity regarding acquiring, holding, trading or voting the securities described.

Item 4.	Purpose of Transaction.

There are three distinct purposes for the acquisition of TVCN's Common stock by
Mr. Duwaik and one event that could occur.   The three distinct purposes are
discussed below. The event that could occur is analyzed in the conclusion of this section.

First, Mr. Duwaik believes that the market price for TVCN's Common stock is undervalued based upon the historical operation history of TVCN. For this reason Mr. Duwaik is interested in purchasing these securities for his own account, with no plans to liquidate or exchange them.

Second, Mr. Duwaik believes that TVCN's wholly owned subsidiary, Reema International, Corp. ("Reema") is capable of realizing its goals. As stated in TVCN's reports filed with the SEC and as contained in Reema's business plan, Reema is planning for the construction of a natural gas to liquids plant in Trinidad and Tobago, Latin America for the purpose of marketing the products produced. As a part of TVCN's oversight of Reema's operations, TVCN's corporate management has and will continue to consider whether Reema should be the subject of an extraordinary corporate transaction, such as a spin off resulting in Reema's shares being offered to TVCN's shareholders, or a public offering of Reema's shares, again with TVCN's shareholders benefiting by receiving shares of Reema as part of the corporate divestiture. As a result, Mr. Duwaik believes that purchasing shares of TVCN's Common will be beneficial.

Third, should TVCN divest all or a portion of its ownership interests in Reema, this would likely bestow Reema securities to the then-current shareholders of TVCN in some currently unknown method or capacity.

The following event could occur as a result of Mr. Duwaik's purchase of TVCN's Common stock. Mr. Duwaik has no intention to cause this event to occur. To the contrary, Mr. Duwaik, would take steps to ensure that the below described event does not occur. Nevertheless, this event remains a possible result of Mr. Duwaik's plan of acquisition as described above.

Mr. Duwaik's increased concentration of TVCN's Common stock could result in TVCN becoming eligible for terminating, pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") its registration under the Exchange Act. Again, this is not a stated goal or target of Mr. Duwaik's current purchasing plan, but current and prospective shareholders should be aware that Mr. Duwaik's ownership of approximately 95 percent of the issued and outstanding TVCN Common stock in addition to any shares acquired pursuant to his plan of acquisition as disclosed herein, could have the effect of concentrating shares in a sufficiently small number of holders that TVCN could become eligible for terminating its registration pursuant to Section 12(g)(4) of the Act. The practical effect of this is that the Company would not be required to file periodic reports and hence would most likely loose its listing eligibility by the OTC Electronic Bulletin Board.

Item 5.	Interest in Securities of the Issuer.

(a) As of March 31, 2000, there were 2,750 record holders of TVCN's common stock and 68,469,788 shares of common stock outstanding. As of July 31, 2000, Mr. Duwaik owned 39,926,257 shares of TVCN Common stock. He also owns the majority of Multichannel Distribution Company of America, an affiliated company of TVCN, which as of July 31, 2000 owned 23,845,892 shares of TVCN Common stock. Mr. Duwaik owns a majority of American Technology and Information, which as of July 31, 2000 owned 190,000 shares of TVCN Common stock. There are 950,233 shares beneficially owned by Mr. Duwaik by virtue of his voting control by power of attorney of 950,233 shares owned by his brother
Taher Aldweik.   Thus Mr. Duwaik is the beneficial owner of 64,912,382 shares of TVCN's Common stock, comprising 94.8 percent of the shares issued and outstanding.

(b) Mr. Duwaik owns 39,926,257 shares directly. He has sole voting and dispositive power over these shares. By virtue of his controlling stake in Multichannel Distribution of America, Mr. Duwaik has sole voting and dispositive power of its 23,845,892 shares. By virtue of his control of American Technology & Information, Mr. Duwaik has sole voting and dispositive power of its 190,000 shares. By virtue of his beneficial ownership of his brother, Taher Aldweik's shares, Mr. Duwaik has voting power of an additional 950,233 shares. However, Mr. Duwaik does not have dispositive power over Mr. Aldweik's 950,233 shares.

In total, Mr. Duwaik has effective voting power of 64,912,382 shares of Common stock and dispositive power of 63,962,149 shares.

(c) During the past sixty days, Mr. Duwaik has effected the following transactions with a commercial stockbroker purchasing for his account in open market purchases. In each instance a commercial brokerage commission was paid. All transactions depicted are purchases of TVCN Common stock.

Shares owned directly prior to transactions depicted below: 39,797,557. Shares owned directly and beneficially prior to transactions depicted below:
64,783,682.

Date                     Number  of Shares      Price/Share
June 2, 2000                 	12,500               1.00
June 5                       	15,000               1.00
June 6             		          8,000                .9804
June 13                      	10,000               1.00
June 16               	        3,000               1.00
June 19                     	  2,500               1.00
June 23               	        6,700               1.00
June 26               	        1,000               1.00
June 28                      	15,000               1.00
June 29               	        7,500                .9375
July 18, 2000                	10,000                .984375
July 21                      	12,500               1.00
July 25                      	15,000               1.00
July 28                      	10,000               1.00

Shares owned directly including transactions depicted above: 39,926,257. Shares owned directly and beneficially prior to transactions depicted below:
64,912,382.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

There are no formal arrangements among Mr. Duwaik and any other person or entity with respect to any securities of TV Communications Network, Inc. including transfer of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the division of profits or loss.

Mr. Duwaik does have the following relationships with affiliated persons or entities: Mr. Duwaik owns a majority interest of Multichannel Distribution
Company of America, an affiliated company of TVCN.   Multichannel
Distribution Company of America owns 23,845,892 shares of TVCN Common stock. Mr. Duwaik owns a majority interest of American Technology and Information, which owns 190,000 shares of TVCN Common stock. Mr. Duwaik beneficially owns 950,233 shares by virtue of his voting control by power of attorney. These 950,233 shares are owned directly by Mr. Duwaik's brother,
Taher Aldweik.   Thus Mr. Duwaik is the beneficial owner of 64,912,382 shares of TVCN's Common stock, comprising 94.8 percent of the shares issued and outstanding.

Mr. Duwaik owns 39,926,257 shares directly. He has sole voting and dispositive power over these shares. By virtue of his controlling stake in Multichannel Distribution of America, Mr. Duwaik has sole voting and dispositive power of its 23,845,892 shares. By virtue of his control of American Technology & Information, Mr. Duwaik has sole voting and dispositive power of its 190,000 shares. By virtue of his beneficial ownership of his brother, Taher Aldweik's shares, Mr. Duwaik has voting power of an additional 950,233 shares. However, Mr. Duwaik does not have dispositive power over Mr. Aldweik's 950,233 shares.


Item 7.	Material to Be Files as Exhibits.

No Exhibits are filed with this Schedule 13D.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


______________                         _____________________
(Date)                                 (Signature)

                                       Omar A. Duwaik
                                       President, Chief Executive Officer and
                                       Chairman of the Board of
                                       Directors
                                       (Name / Title)



4